Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10961

OFFERING CIRCULAR SUPPLEMENT NO. 2

Date of Original Offering Circular: May 2, 2019

July 15, 2019

Money With Meaning Fund, LLC

300 S Orange Ave, Suite 1000

Orlando, Florida 32801

www.mwmfund.com

(800) 373-4132

This document (the “Supplement”) supplements the Offering Circular of Money With Meaning Fund, LLC (the “Company”) dated May 2, 2019 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Change in Escrow Agent

The Offering Circular provides that Prime Trust, LLC will serve as the escrow agent for the Company. The Company has now engaged the services of Sudrania Fund Services, LLC to act as its escrow agent and to perform other services. The Company no longer has any relationship with Prime Trust, LLC.

Fund Administration Agreement

The section of our Offering Circular captioned “Summary of Escrow Services Agreement” is hereby replaced with the following:

SUMMARY OF FUND ADMINISTRATION AGREEMENT

The Company has entered into an agreement with Sudrania Fund Services, LLC (“Sudrania”) captioned Fund Administration Agreement (the “Sudrania Agreement”). A copy of the Sudrania Agreement is attached as Exhibit 1A-6G.

The services to be provided pursuant to the Sudrania Agreement are divided into the following categories:

●	Setup and Onboarding

●	Fund Accounting

●	Investor Services and Escrow Account Services

●	Audit Support

●	Year-End Tax Preparation

●	Management Company Services

Within those categories, the specific services to be provided are listed on Schedule B of the Sudrania Agreement, which also sets forth the fees to be paid to Sudrania.

The Sudrania Agreement may be terminated by either party with 30 days’ notice.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.